Exhibit 2.9

Condensed Consolidated Interim Financial Statements

(In U.S. dollars)

CONSTELLATION

SOFTWARE INC.

For the three and six months ended June 30, 2014 and 2013

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of U.S. dollars)

(Unaudited)

	June 30,	December 31,
	2014	2013

Assets

Current assets:
Cash	$101,276	$77,967
Equity security available-for-sale	—	780
Accounts receivable	193,058	191,446
Work in progress	65,162	55,728
Inventories	25,732	21,145
Other assets (note 5)	66,438	65,115

	451,666	412,181

Non-current assets:
Property and equipment	37,996	36,017
Deferred income taxes	64,157	71,673
Other assets (note 5)	39,014	36,171
Intangible assets (note 6)	936,733	981,662

	1,077,900	1,125,523

Total assets	$1,529,566	$1,537,704

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness (note 7 and 13)	$270,524	$477,170
Accounts payable and accrued liabilities	234,648	260,585
Dividends payable (note 10)	21,535	21,031
Deferred revenue	375,455	306,213
Provisions (note 8)	9,376	11,887
Acquisition holdback payments	20,386	26,496
Income taxes payable	11,844	5,474

	943,768	1,108,856

Non-current liabilities:
Deferred income taxes	110,610	112,780
Bank indebtedness (note 7 and 13)	168,950	—
Acquisition holdback payments	4,124	4,203
Other liabilities (note 5)	45,465	45,866

	329,149	162,849

Total liabilities	1,272,917	1,271,705

Shareholders’ equity (note 10):
Capital stock	99,283	99,283
Accumulated other comprehensive income	1,629	449
Retained earnings	155,737	166,267

	256,649	265,999

Subsequent events (notes 10 and 17)

Total liabilities and shareholders’ equity	$1,529,566	$1,537,704

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Income

(In thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenue
License	$30,357	$24,057	$56,838	$44,725
Professional services	99,350	66,951	191,160	122,050
Hardware and other	35,056	29,477	68,848	55,285
Maintenance and other recurring	251,168	177,704	493,934	332,560

	415,931	298,189	810,780	554,620

Expenses
Staff	224,426	158,243	450,098	306,347
Hardware	19,755	16,246	38,494	32,257
Third party license, maintenance and professional services	38,196	25,829	73,515	44,269
Occupancy	10,206	6,694	20,164	13,274
Travel	12,535	11,125	23,950	20,631
Telecommunications	4,152	3,334	8,097	6,427
Supplies	9,174	4,975	17,881	9,623
Professional fees	5,211	3,760	10,250	7,221
Other, net	7,063	6,279	16,204	10,269
Depreciation	4,094	2,422	8,181	4,634
Amortization of intangible assets	43,985	29,800	86,787	56,261

	378,797	268,707	753,621	511,213

Foreign exchange loss (gain)	2,177	361	2,349	2,136
Share in net (income) loss of equity investee (note 5)	(415)	(13)	(535)	(357)
Finance and other income (note 11)	(1,386)	(10)	(1,854)	(500)
Finance costs (note 11)	3,528	2,151	6,842	3,267

	3,904	2,489	6,802	4,546

Income before income taxes	33,230	26,993	50,357	38,861

Current income tax expense (recovery)	12,183	6,687	18,794	11,667
Deferred income tax expense (recovery)	(1,911)	1,074	(291)	(1,237)

Income tax expense (recovery) (note 9)	10,272	7,761	18,503	10,430

Net income	22,958	19,232	31,854	28,431

Earnings per share
Basic and diluted (note 12)	$1.08	$0.91	$1.50	$1.34

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Net income	$22,958	$19,232	$31,854	$28,431

Items that are or may be reclassified subsequently to net income:

Net change in fair value of available-for-sale financial asset during the period	—	161	93	272

Amounts reclassified to profit during the period related to realized gains on available-for-sale financial asset	(310)	—	(574)	—

Foreign currency translation differences from foreign operations	1,318	(822)	1,638	(3,433)

Current income tax recovery (expense)	—	(27)	35	(79)

Deferred income tax recovery (expense)	—	—	(12)	—

Other comprehensive (loss) income for the period, net of income tax	1,008	(688)	1,180	(3,240)

Total comprehensive income for the period	$23,966	$18,544	$33,034	$25,191

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of U.S. dollars)

(Unaudited)

Six months ended June 30, 2014

	Capital stock	Accumulated other comprehensive income/(loss)		Total accumulated other comprehensive income/(loss)	Retained earnings	Total
		Cumulative translation account	Amounts related to gains/losses on available- for-sale financial assets

Balance at January 1, 2014	$99,283	$(32)	$481	$449	$166,267	$265,999

Total comprehensive income for the period

Net income	—	—	—	—	31,854	31,854

Other comprehensive income (loss)

Net change in fair value of available-for-sale financial asset during the period	—	—	93	93	—	93

Amounts reclassified to profit during the period related to realized gains on available-for-sale financial assets	—	—	(574)	(574)	—	(574)

Foreign currency translation differences from foreign operations	—	1,638	—	1,638	—	1,638

Current tax recovery (expense)	—	35	—	35	—	35

Deferred tax recovery (expense)	—	(12)	—	(12)	—	(12)

Total other comprehensive income (loss) for the period	—	1,661	(481)	1,180	—	1,180

Total comprehensive income (loss) for the period	—	1,661	(481)	1,180	31,854	33,034

Transactions with owners, recorded directly in equity
Dividends to shareholders of the Company (note 10)	—	—	—	—	(42,384)	(42,384)

Balance at June 30, 2014	$99,283	$1,629	$—	$1,629	$155,737	$256,649

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of U.S. dollars)

(Unaudited)

Six months ended June 30, 2013

	Capital stock	Accumulated other comprehensive income/(loss)		Total accumulate other comprehensive income/(loss)	Retained Earnings	Total
		Cumulative translation account	Amounts related to gains/losses on available- for-sale financial assets

Balance at January 1, 2013	$99,283	$1,450	$171	$1,621	$157,900	$258,804

Total comprehensive income for the period

Net income	—	—	—	—	28,431	28,431

Other comprehensive income (loss)

Net change in fair value of available-for-sale financial assets during the period	—	—	272	272	—	272

Amounts reclassified to profit during the period related to realized gains on available-for-sale financial assets	—	—	—	—	—	—

Foreign currency translation differences from foreign operations	—	(3,433)	—	(3,433)	—	(3,433)

Current tax recovery (expense)	—	(79)	—	(79)	—	(79)

Deferred tax recovery (expense)	—	—		—	—	—

Total other comprehensive income for the period	—	(3,512)	272	(3,240)	—	(3,240)

Total comprehensive income for the period	—	(3,512)	272	(3,240)	28,431	25,191

Transactions with owners, recorded directly in equity
Dividends to shareholders of the Company (note 10)	—	—	—	—	(42,384)	(42,384)

Balance at June 30, 2013	$99,283	$(2,062)	$443	$(1,619)	$143,947	$241,611

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of U.S. dollars)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Cash flows from operating activities:
Net income	$22,958	$19,232	$31,854	$28,431
Adjustments for:
Depreciation	4,094	2,422	8,181	4,634
Amortization of intangible assets	43,985	29,800	86,787	56,261
Share in net (income) loss of equity investee	(415)	(13)	(535)	(357)
Finance and other income	(1,386)	(10)	(1,854)	(500)
Finance costs	3,528	2,151	6,842	3,267
Income tax expense	10,272	7,761	18,503	10,430
Foreign exchange loss (gain)	2,177	361	2,349	2,136
Change in non-cash operating working capital exclusive of effects of business combinations (note 16)	(28,806)	(34,125)	9,090	(38,249)
Income taxes paid	(12,345)	(9,607)	(17,630)	(14,169)

Net cash flows from operating activities	44,062	17,972	143,587	51,884

Cash flows from (used in) financing activities:
Interest paid	(2,798)	(776)	(5,013)	(1,281)
Increase (decrease) in other non current liabilities	—	144	—	121
Increase (decrease) in bank indebtedness, net	(36,083)	76,251	(29,482)	139,251
Credit facility transaction costs	(5,439)	—	(5,439)	—
Dividends paid	(21,192)	(21,192)	(42,384)	(42,384)

Net cash flows from (used in) in financing activities	(65,512)	54,427	(82,318)	95,707

Cash flows from (used in) investing activities:
Acquisition of businesses, net of cash acquired (note 4)	(11,063)	(75,158)	(21,897)	(145,051)
Post-acquisition settlement payments, net of receipts	(5,673)	(5,464)	(8,017)	(10,685)
Proceeds from sale of available-for-sale equity securities	469	—	873	—
Interest and dividends received	102	—	232	—
Proceeds from sale of assets	—	121	—	5,544
Property and equipment purchased	(4,786)	(3,186)	(9,004)	(5,297)

Net cash flows used in investing activities	(20,951)	(83,687)	(37,813)	(155,489)

Effect of foreign currency on cash and cash equivalents	1,233	(661)	(147)	(1,051)

Increase (decrease) in cash and cash equivalents	(41,168)	(11,949)	23,309	(8,949)

Cash, beginning of period	142,444	44,313	77,967	41,313

Cash, end of period	$101,276	$32,364	$101,276	$32,364

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

Notes to the condensed consolidated interim financial statements

1.	Reporting entity	10.	Capital and other components of equity

2.	Basis of presentation	11.	Finance and other income and finance costs

3.	Significant accounting policies	12.	Earnings per share

4.	Business acquisitions	13.	Financial instruments

5.	Other assets and liabilities	14.	Operating segments

6.	Intangible assets	15.	Contingencies

7.	Bank indebtedness	16.	Changes in non-cash operating working capital

8.	Provisions	17.	Subsequent events

9.	Income taxes

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

1. Reporting entity

Constellation Software Inc. (“Constellation”) is a company domiciled in Canada. The address of Constellation’s registered office is 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada. The condensed consolidated interim financial statements of Constellation as at and for the period ended June 30, 2014 comprise Constellation and its subsidiaries (together referred to as the “Company”) and the Company’s interest in associates. The Company is engaged principally in the development, installation and customization of software relating to the markets listed below, and in the provision of related professional services and support.

Public Sector:

Public transit operators	Asset management	Municipal systems
Para transit operators	Fleet and facility management	School administration
School transportation	District attorney	Public safety
Non-emergency medical	Taxi dispatch	Healthcare
Ride share	Benefits administration	Rental
Local government	Insurance	Electric utilities
Agri-business	Collections management	Court
Marine asset management	Water utilities	School and special library

Private Sector:

Private clubs & daily fee golf courses	Lease management	Window manufacturers
Construction	Winery management	Cabinet manufacturers
Food services	Buy here pay here dealers	Made-to-order manufacturers
Health clubs	RV and marine dealers	Window and other dealers
Moving and storage	Pulp & paper manufacturers	Multi-carrier shipping
Metal service centers	Real estate brokers and agents	Supply chain optimization
Attractions	Outdoor equipment dealers	Multi-channel distribution
Leisure centers	Pharmaceutical and biotech manufacturers	Wholesale distribution
Education	Healthcare electronic medical records	Third party logistics warehouse management systems
Radiology & laboratory information systems	Homebuilders	Retail management and distribution
Product licensing	Event management	Association management
Tire distribution	Salons and spas	Public housing authorities
Housing finance agencies	Municipal treasury & debt systems	Real estate brokers and agents
Tour operators	Auto clubs	Home and community care
Long-term care

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies disclosed in Note 3 of the Company’s 2013 annual consolidated financial statements.

The policies applied in these condensed consolidated interim financial statements are based on International Financial Reporting Standards (IFRS), issued and outstanding as of July 31, 2014, the date the Board of Directors approved the condensed consolidated interim financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2014 could result in a restatement of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2013 annual consolidated financial statements.

(b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for available-for-sale financial assets, certain assets and liabilities initially recognized in connection with business combinations, derivative financial instruments and contingent consideration related to business acquisitions, which are measured at their estimated fair value.

(c) Functional and presentation of currency

The condensed consolidated interim financial statements are presented in U.S. dollars, which is Constellation’s functional currency.

(d) Use of estimates and judgements

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses, consistent with those disclosed in the 2013 annual consolidated financial statements. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

3. Significant accounting policies

Except as disclosed below, the significant accounting policies used in preparing these condensed consolidated interim financial statements are unchanged from those disclosed in the Company’s 2013 annual consolidated financial statements, and have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

The accounting policies have been applied consistently by the Company‘s subsidiaries.

(a) New standards and interpretations adopted

Amendments to IAS 32, Offsetting Financial Assets and Liabilities

IAS 32 has been amended to include additional presentation requirements for financial assets and liabilities that can be offset in the statement of financial position. The Company adopted the amendments to IAS 32 in its consolidated financial statements for the annual period beginning January 1, 2014. The adoption of the amendments did not have a material impact on the financial statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

In May 2013, the IASB issued Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). The amendments apply retrospectively for annual periods beginning on or after January 1, 2014. The IASB has issued amendments to reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The Company adopted the amendments in its financial statements for the annual period beginning on January 1, 2014. As the amendments impact certain disclosure requirements only, the adoption of the amendments did not have a material impact on the financial statements.

(b) New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2015.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

Annual Improvements to IFRS

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards. Most of the amendments will apply prospectively for annual periods beginning on or after July 1, 2014. The Company intends to apply these amendments in its financial statements for the annual periods beginning on January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for fiscal years ending on or after December 15, 2016 and is available for early adoption. The standard contains a single model that applies to contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

4. Business acquisitions

(a) During the six month period ended June 30, 2014, the Company closed eleven acquisitions for aggregate cash consideration of $27,597 plus cash holdbacks of $4,098 and contingent consideration with an estimated fair value of $6,580 resulting in total consideration of $38,275. The contingent consideration is payable on the achievement of certain financial targets in the post-acquisition period. The obligation for contingent consideration for acquisitions during the period ended June 30, 2014 has been recorded at its estimated fair value at the various acquisition dates. The estimated fair value of the applicable contingent consideration is calculated using the weighted probability of the expected contingent consideration to be paid and inclusion of a discount rate as appropriate. As part of these arrangements, which included both maximum, or capped, and unlimited contingent consideration amounts, the estimated increase to the initial consideration is not expected to exceed a maximum of $6,580. Aggregate contingent consideration of $26,468 (December 31, 2013 - $18,452) has been reported in the statement of financial position at its estimated fair value relating to applicable acquisitions completed in the current and prior periods. Changes made to the estimated fair value of contingent consideration are included in other expenses, net in the condensed consolidated interim statements of income. An expense of $300 and $268 has been recorded for the three and six months ended June 30, 2014, as a result of such changes (recovery of $9 and $32 for the three and six months ended June 30, 2013).

There were no acquisitions during the period that were deemed to be individually significant. Of the eleven acquisitions, the Company acquired 100% of the shares of six businesses and acquired the net assets of the other five businesses. The cash holdbacks are payable over a one year period and are adjusted, as necessary, for such items as working capital or net tangible asset assessments, as defined in the agreements, and claims under the respective representations and warranties of the purchase and sale agreements.

The acquisitions during the period include software companies catering to the following markets; fleet and facility management, local government, fitness, asset management, para transit operators, metal service centres, tour operators, auto clubs, home and community care, long-term care and public transit operators all of which are software businesses similar to existing businesses operated by the Company. The acquisitions have been accounted for using the acquisition method with the results of operations included in these condensed consolidated interim financial statements from the date of each acquisition. Seven of the acquisitions have been included in the Public reportable segment and four have been included in the Private reportable segment.

The goodwill recognized in connection with these acquisitions is primarily attributable to the application of Constellation’s best practices to improve the operations of the companies acquired, synergies with existing

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

businesses of Constellation, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill in the amount of $nil is expected to be deductible for income tax purposes.

The gross contractual amounts of acquired receivables was $8,939; however the Company has recorded an allowance of $380 as part of the acquisition accounting to reflect contractual cash flows that are not expected to be collected.

Due to the complexity and timing of certain acquisitions made, the Company is in the process of determining and finalizing the estimated fair value of the net assets acquired as part of the acquisitions closed during 2014 and the last two quarters of 2013. The amounts determined on a provisional basis generally relate to net asset assessments and measurement of the assumed liabilities, including acquired contract liabilities. The cash consideration associated with these provisional estimates totals $425,981.

The aggregate impact of acquisition accounting applied in connection with business acquisitions in the six month period ended June 30, 2014 is as follows:

	Public Sector	Private Sector	Consolidated
Assets acquired:
Cash	$4,053	$1,647	$5,700
Accounts receivable	5,497	3,062	8,559
Other current assets	3,206	1,623	4,829
Property and equipment	664	667	1,331
Deferred income taxes	186	—	186
Technology assets	10,508	11,764	22,272
Customer assets	6,403	4,349	10,752

	30,517	23,112	53,629

Liabilities assumed:
Current liabilities	3,560	3,012	6,572
Deferred revenue	3,456	3,539	6,995
Deferred income taxes	2,392	3,628	6,020
Other non-current liabilities	25	1	26

	9,433	10,180	19,613

Goodwill	926	3,333	4,259

Total consideration	$22,010	$16,265	$38,275

(b) The 2014 business acquisitions had no significant impact on revenues or net income for the six months ended June 30, 2014. There was also no significant impact on the Company’s revenues or net income on a pro-forma basis for the six months ended June 30, 2014.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

5. Other assets and other liabilities

(a) Other assets

	June 30, 2014	December 31, 2013
Prepaid and other current assets	$44,462	$40,814
Investment tax credits recoverable	12,417	11,178
Sales tax receivable	3,375	5,777
Other receivables	6,184	7,346

Total current assets	$66,438	$65,115

Investment tax credits recoverable	$11,390	$10,900
Non-current trade and other receivables	11,680	11,235
Equity accounted investees (i)	14,421	13,886
Work in progress	1,523	150

Total non-current assets	$39,014	$36,171

(i)

The Company’s share of net income in its investments currently being accounted for as equity investees for the three and six month period ended June 30, 2014 was $415 and $535 respectively (2013 – income of $13 and $357 respectively).

(b) Other liabilities

	June 30, 2014	December 31, 2013
Contingent consideration	$20,354	$15,810
Acquired contract liabilities	9,485	8,934
Other non-current liabilities	15,626	21,122

Total non-current liabilities	$45,465	$45,866

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

6. Intangible assets

	Technology Assets	Customer Assets	Backlog	Non- compete agreements	Trademarks	Goodwill	Total

Cost

Balance at January 1, 2014	$791,824	$456,718	$16,513	$2,684	$8,673	$220,969	$1,497,381
Acquisitions through business combinations	20,963	10,627	2	—	—	9,404	40,996
Effect of movements in foreign exchange	3,202	62	33	1	(76)	(122)	3,100

Balance at June 30, 2014	$815,989	$467,407	$16,548	$2,685	$8,597	$230,251	$1,541,477

Accumulated amortization and impairment losses

Balance at January 1, 2014	$372,492	$124,745	$15,798	$2,684	$—	$—	$515,719
Amortization for the year	64,152	21,712	707	—	216	—	86,787
Effect of movements in foreign exchange	1,645	582	10	1	—	—	2,238

Balance at June 30, 2014	$438,289	$147,039	$16,515	$2,685	$216	$—	$604,744

Carrying amounts
At January 1, 2014	$419,332	$331,973	$715	$—	$8,673	$220,969	$981,662
At June 30, 2014	$377,700	$320,368	$33	$—	$8,381	$230,251	$936,733

7. Bank indebtedness

On March 13, 2012, the Company entered into a new revolving credit facility with a syndicate of Canadian chartered banks and U.S. banks in the amount of $300,000 (December 31, 2013- $300,000). The revolving credit facility bears a variable interest rate and is due in full on February 29, 2016 with no fixed repayments required over the term to maturity. Interest rates are calculated at prime or LIBOR plus interest rate spreads based on a leverage table. The credit facility is collateralized by substantially all of the Company’s assets including the assets of the majority of the Company’s material subsidiaries. The credit facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. Certain other subsidiaries also guarantee this facility. The facility is available for acquisitions, working capital needs, and other general corporate purposes and for the needs of the Company’s subsidiaries until 2016. As at June 30, 2014, $124,100 (December 31, 2013 – $149,200) had been drawn from this credit facility, and letters of credit totaling $14,314 (December 31, 2013 - $5,000) were issued, which limits the borrowing capacity on a dollar-for-dollar basis. Transaction costs associated with the line-of-credit were included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. Amortized costs recognized in the three and six month period ended June 30, 2014 relating to this line-of-credit amounted to $129 and $258 respectively (June 30, 2013 - $129 and $258 respectively). As at June 30, 2014, the carrying amount of such costs totaling $867 (December 31, 2013 - $1,125) has been classified as part of bank indebtedness in the condensed consolidated interim statement of financial position.

On December 6, 2013, the Company amended the credit facility to facilitate the acquisition of Total Specific Solutions (“TSS”). A new one year $350,000 term facility was added solely for the purposes of funding the TSS acquisition and related expenses (the “TSS Acquisition Facility”).

On June 24, 2014 Constellation Software Netherlands Holding Cooperatief U.A. (“CNH”), a subsidiary of Constellation and the indirect owner of 100% of TSS, entered into a €150,000 (approximately $205,000) term and €10,000 (approximately $14,000) multicurrency revolving credit facility (the “CNH Facility”) with a number of

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

European and North American financial institutions. The CNH Facility bears interest at a rate calculated at EURIBOR plus interest rate spreads based on a leverage table. The CNH Facility is collateralized by substantially all of the assets owned by CNH and its subsidiaries which includes substantially all of the assets of TSS and its subsidiaries. The CNH Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. On June 24, 2014, €130,000 (approximately $177,000) was drawn on the term component of the CNH Facility and used to repay a portion of the TSS Acqusition Facility. €30,000 must be repaid in instalments over the next six years, and €100,000 is non-amortizing and due in seven years. The remaining €20,000 term component of the CNH Facility is currently available and if drawn must be repaid in five equal instalments starting on June 24, 2018. As at June 30, 2014 no amounts had been drawn on the €10,000 multicurrency revolving component of the CNH Facility. The revolving component of the CNH Facility is available for acquisitions, working capital needs, and other general corporate purposes until June 24, 2020. Transaction costs associated with the CNH Facility have been included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. As at June 30, 2014, the carrying amount of such costs relating to this facility totalling approximately $7,000 (€5,000) has been classified as part of bank indebtedness in the condensed consolidated interim statement of financial position.

The CNH Facility and Constellation’s other credit facilities are independent of each other. The CNH Facility is not guaranteed by Constellation or its subsidiaries nor is Constellation or its subsidiaries subject to the terms of the CNH Facility other than, in each case, CNH and its subsidiaries. Similarly, CNH and its subsidiaries did not guarantee Constellation’s other credit facilities and are not subject to the provisions thereof. Constellation’s credit facilities impose limitations on the aggregate amount of investment that Constellation may make in CNH and its subsidiaries and the financial results of CNH and its subsidiaries are not included for the purposes of determining compliance by Constellation with the financial covenants in Constellation’s other credit facilities. The CNH Facility imposes limitations on the amount of distributions that CNH and its subsidiaries may make to Constellation.

On June 24, 2014, the Company further amended the Constellation credit facility to accommodate the CNH financing. The $350,000 TSS Acquisition Facility was reduced to a $150,000 term facility to reflect the payment received from the proceeds of the CNH Facility.

The TSS Acquisition Facility is non-amortizing, bears interest at a rate calculated at prime or LIBOR plus interest rate spreads based on a leverage table consistent with the spreads applicable to Constellation’s revolving credit facility, and matures on December 31, 2014. The TSS Acquisition Facility is subject to the existing security requirements of Constellation revolving credit facility, which includes security covering the majority of Constellation’s and its subsidiaries’ (other than CNH and its subsidiaries) present and future real and personal property, assets and undertakings, and is subject to various debt covenants. As at June 30, 2014, approximately $146,000 had been drawn from the TSS Acquisition Facility.

8. Provisions

At January 1, 2014	$11,959
Reversal	(1,877)
Provisions recorded during the period	6,940
Provisions used during the period	(7,530)
Effect of movements in foreign exchange and other	(52)

At June 30, 2014	$9,440

The provisions balance is comprised of various individual provisions for onerous contracts and other estimated liabilities of the Company of uncertain timing or amount.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

9. Income taxes

Income tax expense is recognized on management’s best estimate of the actual income tax rate for the interim period applied to the pre-tax income of the interim period for each entity in the consolidated group. As a result of foreign exchange fluctuations, acquisitions and ongoing changes due to intercompany transactions amongst entities operating in different jurisdictions, the Company has determined that a reasonable estimate of a weighted average annual tax rate cannot be determined on a consolidated basis. The Company’s consolidated effective tax rate in respect of continuing operations for the three and six months ended June 30, 2014 was 31% and 37% respectively (three and six months ended June 30, 2013 was 29% and 27% respectively).

10. Capital and other components of equity

	Common Shares
	Number	Amount

December 31, 2013	21,191,530	$99,283

June 30, 2014	21,191,530	$99,283

Dividends

During the six months ended June 30, 2014 the Board of Directors approved and the Company declared dividends of $2.00 per common share. The dividend declared in the quarter ended June 30, 2014 representing $21,192 was paid and settled on July 3, 2014. The dividend declared in the quarter ended June 30, 2013 representing $21,192 was paid and settled on July 3, 2013.

A dividend of $1.00 per share representing $21,192 was accrued as at December 31, 2013 and subsequently paid and settled on January 3, 2014.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

11. Finance and other income and finance costs

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Gain on sale of available-for-sale financial assets transferred from other comprehensive income	$(310)	$—	$(574)	$—
Gain on sale of non-current assets	—	—	—	(369)
Other finance income	(1,076)	(10)	(1,280)	(131)

Finance income	$(1,386)	$(10)	$(1,854)	$(500)

Interest expense on bank indebtedness	$2,432	$881	$4,939	$1,466
Amortization of debt related transaction costs	387	129	602	258
Other finance costs	709	1,141	1,301	1,543

Finance costs	$3,528	$2,151	$6,842	$3,267

The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. During the period, the Company did not purchase any additional forward foreign exchange contracts. The Company had one forward contract outstanding as at December 31, 2013 with a value of $19,343 and the contract was settled on January 3, 2014.

12. Earnings per share

Basic and diluted earnings per share

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Numerator:
Net income	$22,958	$19,232	$31,854	$28,431

Denominator:
Basic and diluted shares outstanding	21,192	21,192	21,192	21,192

Earnings per share
Basic and diluted	$1.08	$0.91	$1.50	$1.34

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

13. Financial instruments

Fair values versus carrying amounts

The carrying values of accounts receivable, accounts payable, accrued liabilities, the majority of acquisition holdbacks and bank debt, approximate their fair values due to the short-term nature of these instruments. Bank debt is subject to market interest rates.

The Company has transaction costs associated with its current line of credit. As a result at June 30, 2014, the fair value of the line of credit is $124,100 and the carrying value is $123,233. (December 31, 2013: fair value of $149,200, carrying value of $148,075). The fair value and the carrying value of the TSS Acquisition Facility is $145,920 (December 31, 2013: fair value of $329,438 and carrying value of $329,095). The fair value of the CNH Facility is $177,372 and the carrying value is $170,321.

The fair values of available-for-sale financial assets, being equity investments, at the reporting date are determined by the quoted market values for each investment.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method.

•	level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	level 3 inputs are inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

In the table below, the Company has segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The Company has no financial assets or liabilities measured using level 2 inputs.

Financial assets and financial liabilities measured at fair value as at June 30, 2014 and December 31, 2013 in the consolidated financial statements are summarized below. The Company has no additional financial liabilities measured at fair value after initial recognition other than those recognized in connection with business combinations.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

	June 30, 2014			December 31, 2013
	Level 1	Level 3	Total	Level 1	Level 3	Total
Assets:
Equity securities	$—	$—	$—	$780	$—	$780

	$—	$—	$—	$780	$—	$780

Liabilities:
Contingent consideration	$—	$26,468	$26,468	$—	$18,452	$18,452
Foreign exchange forward contract	$—	$—	$—	$179	$—	$179

	$—	$26,468	$26,468	$179	$18,452	$18,631

There were no transfers of fair value measurement between level 1 and 3 of the fair value hierarchy in the periods ended June 30, 2014 and 2013.

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in level 3 of the fair value hierarchy.

Balance at January 1, 2014	18,452

Increase from business acquisitions	8,014
Cash payments	(820)
Charges through profit or loss	586
Foreign exchange	236

Balance at June 30, 2014	26,468

Estimates of the fair value of contingent consideration is performed by the Company on a quarterly basis. Key unobservable inputs include revenue growth rates and the discount rates applied (8% to 11%). The estimated fair value increases as the annual growth rate increases and as the discount rate decreases and vice versa.

14. Operating segments

Segment information is presented in respect of the Company’s business. Except as described below, the accounting policies of the segments are the same as those described in the significant accounting policies section of these condensed consolidated interim financial statements.

Reportable segments

The Company has six operating segments, referred to as Operating Groups by the Company, being Volaris, Harris, Total Specific Solutions, Jonas, Homebuilder, and Vela. The operating segments are aggregated into two reportable segments in accordance with IFRS 8 Operating Segments. The Company‘s Public Sector segment develops and distributes software solutions primarily to government and government-related customers. The

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

Company‘s Private Sector segment develops and distributes software solutions primarily to commercial customers.

During fiscal 2013, the Company had seven operating segments. During 2014, two of the Company’s operating groups (Friedman and Emphasys) have been combined to form a new operating segment, Vela. During 2014, the operating results of Friedman and Emphasys are reviewed by the Company’s President and Chairman of the Board of Directors as a single operating group to make decisions about resources to be allocated to that operating group and assessing its performance. Vela has been included in the Private Sector. Comparatives have been restated to reflect this change.

The determination that the Company has two reportable segments is based primarily on the assessment that differences in economic cycles and procedures for securing contracts between our governmental clients and commercial, or private sector clients, are significant, thus warranting distinct segmented disclosures.

Corporate head office operating expenses are allocated to the Company’s segments based on the segment’s percentage of total consolidated revenue for the allocation period.

Intercompany expenses (income) represent Constellation head office management fees and intercompany interest charged on related borrowings to the reportable segments.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

Three months ended June 30, 2014	Public Sector	Private Sector	Other	Consolidated Total

Revenue	$293,689	$122,242	$—	$415,931

Expenses
Staff	159,148	65,278	—	224,426
Hardware	16,619	3,136	—	19,755
Third party licenses, maintenance and professional services	22,481	15,715	—	38,196
Occupancy	6,949	3,257	—	10,206
Travel	9,311	3,224	—	12,535
Telecommunications	2,573	1,579	—	4,152
Supplies	7,272	1,902	—	9,174
Professional fees	3,714	1,497	—	5,211
Other, net	4,632	2,431	—	7,063
Depreciation	3,227	854	13	4,094
Amortization of intangible assets	29,847	14,138	—	43,985

	265,773	113,011	13	378,797

Foreign exchange (gain) loss	284	447	1,446	2,177
Equity in net (income) loss of equity investees	—	—	(415)	(415)
Finance income	(79)	(1,004)	(303)	(1,386)
Finance costs	206	503	2,819	3,528
Inter-company expenses (income)	7,170	3,799	(10,969)	—

	7,581	3,745	(7,422)	3,904

Profit before income tax	20,335	5,486	7,409	33,230

Current income tax expense (recovery)	10,199	3,420	(1,436)	12,183
Deferred income tax expense (recovery)	(1,355)	(2,101)	1,545	(1,911)

Income tax expense (recovery)	8,844	1,319	109	10,272

Net income	11,491	4,167	7,300	22,958

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

Six months ended June 30, 2014	Public Sector	Private Sector	Other	Consolidated Total

Revenue	$571,469	$239,311	$—	$810,780

Expenses
Staff	322,409	127,689	—	450,098
Hardware	32,311	6,183	—	38,494
Third party licenses, maintenance and professional services	42,763	30,752	—	73,515
Occupancy	13,853	6,311	—	20,164
Travel	17,582	6,368	—	23,950
Telecommunications	4,981	3,116	—	8,097
Supplies	14,415	3,466	—	17,881
Professional fees	7,366	2,884	—	10,250
Other, net	10,078	6,126	—	16,204
Depreciation	6,554	1,600	27	8,181
Amortization of intangible assets	59,084	27,703	—	86,787

	531,396	222,198	27	753,621

Foreign exchange (gain) loss	653	(174)	1,870	2,349
Equity in net (income) loss of equity investees	—	—	(535)	(535)
Finance income	(110)	(1,027)	(717)	(1,854)
Finance costs	454	835	5,553	6,842
Intercompany expenses (income)	13,148	7,191	(20,339)	—

	14,145	6,825	(14,168)	6,802

Profit before income tax	25,928	10,288	14,141	50,357

Current income tax expense (recovery)	14,756	6,832	(2,794)	18,794
Deferred income tax expense (recovery)	(1,033)	(2,270)	3,012	(291)

Income tax expense (recovery)	13,723	4,562	218	18,503

Net income	12,205	5,726	13,923	31,854

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

Three months ended June 30, 2013	Public Sector	Private Sector	Other	Consolidated Total

Revenue	$195,738	$102,451	$—	$298,189

Expenses
Staff	102,913	55,330	—	158,243
Hardware	13,905	2,341	—	16,246
Third party licenses, maintenance and professional services	12,515	13,314	—	25,829
Occupancy	4,540	2,154	—	6,694
Travel	8,656	2,469	—	11,125
Telecommunications	2,037	1,297	—	3,334
Supplies	3,800	1,175	—	4,975
Professional fees	2,655	1,105	—	3,760
Other, net	3,705	2,574	—	6,279
Depreciation	1,654	759	9	2,422
Amortization of intangible assets	18,162	11,638	—	29,800

	174,542	94,156	9	268,707

Foreign exchange (gain) loss	(282)	300	343	361
Equity in net (income) loss of equity investees	—	—	(13)	(13)
Finance income	12	(26)	4	(10)
Finance costs	290	166	1,695	2,151
Inter-company expenses (income)	4,071	3,506	(7,577)	—

	4,091	3,946	(5,548)	2,489

Profit before income tax	17,105	4,349	5,539	26,993

Current income tax expense (recovery)	4,619	3,027	(959)	6,687
Deferred income tax expense (recovery)	1,454	(380)	—	1,074

Income tax expense (recovery)	6,073	2,647	(959)	7,761

Net income	11,032	1,702	6,498	19,232

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

Six months ended June 30, 2013	Public Sector	Private Sector	Other	Consolidated Total

Revenue	$366,588	$188,032	$—	$554,620

Expenses
Staff	200,699	105,648	—	306,347
Hardware	27,856	4,401	—	32,257
Third party licenses, maintenance and professional services	23,441	20,828	—	44,269
Occupancy	9,047	4,227	—	13,274
Travel	15,901	4,730	—	20,631
Telecommunications	4,044	2,383	—	6,427
Supplies	7,344	2,279	—	9,623
Professional fees	5,262	1,959	—	7,221
Other, net	5,440	4,829	—	10,269
Depreciation	3,199	1,417	18	4,634
Amortization of intangible assets	35,055	21,206	—	56,261

	337,288	173,907	18	511,213

Foreign exchange (gain) loss	(1,255)	1,009	2,382	2,136
Equity in net (income) loss of equity investees	—	—	(357)	(357)
Finance income	(26)	(429)	(45)	(500)
Finance costs	486	371	2,410	3,267
Intercompany expenses (income)	8,571	5,984	(14,555)	—

	7,776	6,935	(10,165)	4,546

Profit before income tax	21,524	7,190	10,147	38,861

Current income tax expense (recovery)	7,044	6,396	(1,773)	11,667
Deferred income tax expense (recovery)	410	(1,647)	—	(1,237)

Income tax expense (recovery)	7,454	4,749	(1,773)	10,430

Net income	14,070	2,441	11,920	28,431

15. Contingencies

In the normal course of operations, the Company is subject to litigation and claims from time to time. The Company may also be subject to lawsuits, investigations and other claims, including environmental, labour, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

On September 30, 2008, Constellation acquired certain assets and liabilities of Maximus Inc.’s Asset, Justice, and Education Solutions businesses (“MAJES”) including certain long-term contracts that contained contingent liabilities that the Company believed were unlikely to exceed $16,000 in the aggregate. The contingent liabilities related to liquidated damages contractually available to customers for breaches of contracts by MAJES and for estimated damages available to customers for breaches of such contracts by MAJES where such contracts did not contain specified penalties. The contingent liabilities represent the difference between the maximum financial liabilities potentially due to customers less the amounts accrued in connection with the contracts assumed on acquisition. Beginning in February 2011, MAXIMUS Inc. (“Maximus”) and a subsidiary of Constellation, as a result of receiving a letter from a customer, initiated the dispute resolution process under the customer’s contract. The customer alleged that the subsidiary of Constellation and Maximus failed to provide the services and products required to be delivered under the contract. In December 2012, the subsidiary of Constellation obtained a favorable arbitration ruling in the amount of $10,000 which was subsequently reduced in July 2013 to $6,000 by a court judgment. The July 2013 court ruling also resolved an additional claim filed by the customer alleging no contract existed between the parties. In September 2013 the customer initiated the appeals process in relation to the July 2013 court ruling. The gains based on this ruling have been deemed to be contingent in nature and, accordingly, have not been recognized in the condensed consolidated interim financial statements. The contract with the customer has a $9,000 limitation of liability clause that the Company believes applies to all claims.

In July 2012, a subsidiary of Constellation received a notice of reassessment for the 2004 taxation year from the Canadian tax authorities (“CRA”) which increased taxable income of the subsidiary by approximately $20,000 relating to a gain on the sale of property between entities under common control. As a result of the notice of reassessment, the CRA has determined that the subsidiary owes approximately $6,000 in federal tax and interest and approximately $5,000 in provincial tax and interest. In order to appeal the reassessment, the subsidiary paid $8,000 in September 2012 representing 50% of the amount owing from the federal reassessment and 100% of the amount owing from the provincial reassessment. At this stage, the Company believes the proposed reassessment is without merit and is challenging the reassessment. In February 2013 the Company filed an appeal with the Tax Court of Canada. The Company believes that it has adequately provided for the probable outcome in respect of this matter and as such no additional provision has been recorded in these financial statements during the period. There is no assurance, however, that the Company’s appeal will be successful and, if unsuccessful, the Company’s future financial results and tax expense could be adversely affected. The $8,000 payment made in September 2012 has been recorded in other non-current assets, representative of the deposit on account.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three and six months ended June 30, 2014 and 2013

(Unaudited)

16. Changes in non-cash operating working capital

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Decrease (increase) in accounts receivable	$14,957	$(14,009)	$5,228	$(8,704)
Decrease (increase) in work in progress	2,098	(37)	(6,072)	(1,853)
Decrease (increase) in other current assets	2,469	(624)	744	(7,755)
Decrease (increase) in inventory	(1,028)	163	(3,520)	(14)
Decrease (increase) in non-current assets	(2,560)	(1,649)	(1,900)	(3,344)
Increase (decrease) in other non-current liabilities	(2,161)	(1,319)	(4,943)	(1,203)
Increase (decrease) increase in accounts payable and accrued liabilities, excluding holdbacks from acquisitions	7,292	6,162	(36,635)	(19,222)
Increase (decrease) in deferred revenue	(45,431)	(23,065)	58,811	3,681
Increase (decrease) in provisions	(4,442)	253	(2,623)	165

	$(28,806)	$(34,125)	$9,090	$(38,249)

17. Subsequent events

On July 31, 2014 the Company declared a $1.00 per share dividend that is payable on October 3, 2014 to all common shareholders of record at close of business on September 17, 2014.